As filed with the Securities and Exchange Commission on February 17, 1999
                                                    Registration No. 333-64743

===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                       FIRST INDUSTRIAL REALTY TRUST, INC.
             (Exact name of registrant as specified in its charter)
            Maryland                                 36-3935116
(State or other jurisdiction of        (I.R.S. Employer Identification Number)
incorporation or organization)
                         311 S. Wacker Drive, Suite 4000
                             Chicago, Illinois 60606
                                 (312) 344-4300
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              Michael W. Brennan

                      President and Chief Executive Officer
                       First Industrial Realty Trust, Inc.
                         311 S. Wacker Drive, Suite 4000
                             Chicago, Illinois 60606
                                 (312) 344-4300
            (Name, address, including zip code, and telephone number,
                        including area code, of agent for
                                   Copies to:
                            Gerald S. Tanenbaum, Esq.
                               Roger Andrus, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement. / /

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE
==============================================================================================================================
                                                          Proposed Maximum        Proposed Maximum


     Title of each Class of            Amount to          Offering Price           Aggregate               Amount of
   Securities to Be Registered       Be Registered            Per Share            Offering Price         Registration Fee

------------------------------------------------------------------------------------------------------------------------------

Common Stock, $.01 par value (1)      456,402 shares          $26.8438 (2)            $12,253,617 (2)           $3,615 (3)
------------------------------------------------------------------------------------------------------------------------------


                                     132,731 shares           $25.78125 (4)            $3,421,972 (4)           $952
==============================================================================================================================




(1) Includes rights to purchase Junior Participating Preferred Stock of the Company (the "Rights"). Since no separate consideration is paid for the Rights, the registration fee therefor is included in the fee for the Common Stock.


(2) Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(c) under the Securities Act based upon the average of the reported high and low sales prices on the New York Stock Exchange on September 28,1998.

(3)  Previously paid upon original filing of this registration statement.

(4) Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(c) under the Securities Act based upon the average of the reported high and low sales prices on the New York Stock Exchange on February 11, 1999.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus

                                 589,133 Shares

                       First Industrial Realty Trust, Inc.
                                  Common Stock


         This Prospectus relates to the offer and sale from time to time of (i) up to 534,073 shares (the "Redemption Shares") of common stock, par value
$.01 per share (the "Common Stock"), of First Industrial Realty Trust, Inc. (the "Company") by persons who may receive such shares in exchange for units of partnership interest ("Units") in First Industrial, L.P. (the "Operating Partnership") which have been acquired in connection with acquisitions by the Operating Partnership of properties, if, and to the extent that, the holders of such Units elect to redeem the Units and the Company elects to issue Redemption Shares in exchange therefor, (ii) 1,618 shares of Common Stock to be issued pursuant to the Company's Deferred Income Plan (the "DIP Shares") to an affiliate of the Company and (iii) up to 53,442 shares of Common Stock (the "Restricted Shares" and, together with the Redemption Shares and the DIP Shares, the "Registered Shares") by certain holders thereof. The Restricted Shares were issued pursuant to the Company's 1997 Stock Incentive Plan. The holders of the
 Registered Shares are collectively referred to herein as the "Selling Stockholders." See "Selling Stockholders." The Company is the sole general partner of the Operating Partnership. The registration of the Common Stock to which this Prospectus relates does not necessarily mean that any of the Redemption Shares will be issued by the Company or that any of the Registered Shares will be sold by the Selling Stockholders.


         The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "FR." In order to maintain the Company's qualification as a real estate investment trust ("REIT"), ownership by any person of the Company's capital stock is limited, with certain exceptions, to an aggregate of 9.9% in value of the outstanding capital stock of the Company.


         For information concerning risk factors relevant to an investment in the Common Stock, see "Risk Factors" on pages 1- 7.

         The Selling Stockholders from time to time may offer and sell Registered Shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution." Each of the Selling Stockholders reserves the right to accept or reject, in whole or in part, any proposed purchase of Registered Shares to be made directly or through agents.

         The Selling Stockholders and any agents or broker-dealers that participate with the Selling Stockholders in the distribution of Registered Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commissions received by them and any profit on the sale of Registered Shares may be deemed to be underwriting commissions or discounts under the Securities Act.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMIS-
             SION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REP-
               RESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


         The Company will not receive any proceeds from the sale of any Registered Shares by the Selling Stockholders. The Company will bear certain expenses of the registration of the Registered Shares under federal and state securities laws. The Company will acquire additional Units in the Operating Partnership in exchange for any Redemption Shares that the Company may issue to holders of Units.

                               February 17, 1999

                                TABLE OF CONTENTS

                                                                            Page


Available Information........................................................ii
Incorporation of Certain Documents by Reference..............................ii
Forward-Looking Information..................................................iv
The Company.................................................................. 1
Risk Factors................................................................. 1
Description of Common Stock.................................................. 7

Certain Provisions of Maryland Law and the Company's

Articles of Incorporation and Bylaws......................................... 9
Restrictions on Transfers of Capital Stock...................................11
Certain Federal Income Tax Considerations....................................12
Selling Stockholders.........................................................14
Plan of Distribution.........................................................16
Experts......................................................................17
Legal Matters................................................................17

         No dealer, salesperson or other person has been authorized to give any information or make any representations other than those contained in or incorporated by reference in this Prospectus and any accompanying Prospectus Supplement and if given or made, such other information or representations must not be relied upon as having been authorized by the Company or by any of the Selling Stockholders. This Prospectus and any accompanying Prospectus Supplement do not constitute an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date hereof.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be examined without charge at, and copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and are also available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. The Common Stock is listed on the NYSE and such material can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of Common Stock offered pursuant to this Prospectus. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in, or incorporated by reference into, the Registration Statement and the exhibits thereto. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Any statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company (File No. 1-13102) with the Commission are incorporated herein by reference:

     1) Annual Report on Form 10-K for year ended December 31, 1997, filed March 24, 1998;

     2) Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed May 15, 1998;


     3) Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed August 14, 1998 as amended by Form 10-Q/A filed on November 12, 1998;

     4) Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed November 13, 1998;

     5)   Current Report on Form 8-K, filed February 6, 1998;

     6) Current Report on Form 8-K/A No. 1, filed January 22, 1998 as amended by Current Report on Form 8-K/A No. 2, filed February 26, 1998;

     7)   Current Report on Form 8-K, filed March 27, 1998;

     8)   Current Report on Form 8-K, filed April 20, 1998;

     9)   Current Report on Form 8-K, filed April 27, 1998;

     10)  Current Report on Form 8-K, filed May 5, 1998;

     11)  Current Report on Form 8-K/A No. 1, filed June 16, 1998;

     12) Current Report on Form 8-K filed November 12, 1998 as amended by Current Report on Form 8-K/A No.1 filed January 11, 1999; and

     13) the description of the Common Stock included in the Company's Registration Statement on Form 8-A dated June 23, 1994 and Form 8-A filed September 24, 1997.

         All documents filed by the Company pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of the filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (in the case of a previously filed document incorporated or deemed to be incorporated by reference herein) or in any other document subsequently filed with the Commission which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the information incorporated by reference herein (not including the exhibits to the information that is incorporated by reference herein, unless such exhibits are specifically incorporated by reference into the information that is incorporated by reference herein). Requests for such copies should be directed to: First Industrial Realty Trust, Inc., Attention: Investor Relations, 311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606, telephone (312) 344-4300.

         Certain information, including, but not limited to, information relating the Company's principal security holders, management, executive compensation, certain relationships and related transactions and legal proceedings that would be required to be disclosed in a prospectus included in a registration statement on Form S-11 has been omitted from this Prospectus, because such information is not materially different from the information contained in the Company's periodic reports, proxy statements and other information filed by the Company with the Commission.

                           FORWARD-LOOKING INFORMATION

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company include, but are not limited to, changes in: economic conditions generally and the real estate market specifically, legislative/regulatory changes (including changes to laws governing the taxation of REITs (as hereinafter defined)), availability of capital, interest rates, competition, supply and demand for industrial properties in the Company's current and proposed market areas and general accounting principles, policies and guidelines applicable to REITs. These risks and uncertainties, together with those stated herein under the caption "Risk Factors" should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.

                                   THE COMPANY


     As used herein, the term "Company" refers to First Industrial Realty Trust, Inc. and its subsidiaries, including the Operating Partnership, unless the context otherwise requires. Unless otherwise indicated, all information regarding properties owned by the Company (the "Properties") is as of September 30, 1998.

     The Company is a REIT which owns, manages, acquires and develops bulk warehouse and light industrial properties. Markets in which the Company currently operates include the following metropolitan areas: Atlanta, Georgia; Baltimore, Maryland; Chicago, Illinois; Cincinnati, Ohio; Cleveland, Ohio; Columbus, Ohio; Dallas, Texas; Dayton, Ohio; Denver, Colorado; Des Moines, Iowa; Detroit, Michigan; Grand Rapids, Michigan; Hartford, Connecticut; Houston, Texas; Indianapolis, Indiana; Louisville, Kentucky; Milwaukee, Wisconsin; Minneapolis/St. Paul, Minnesota; Nashville, Tennessee; Philadelphia, Pennsylvania; Phoenix, Arizona; Portland, Oregon; Tampa, Florida; St. Louis, Missouri; and Salt Lake City, Utah, as well as the regional areas of Central Pennsylvania; Long Island, New York; Louisiana; and New Jersey. As of September 30, 1998, the Company owned 1,000 in-service Properties, containing an aggregate of approximately 69.9 million square feet of gross leasable area ("GLA") which was approximately 95.3% leased to over 2,900 tenants. The Company's principal executive offices are located at 311 S. Wacker Drive, Suite 4000, Chicago, Illinois 60606, and its telephone number is (312) 344-4300.

     The Company conducts its operations primarily through the Operating Partnership, of which the Company is the sole general partner and, as of September 30, 1998, the Company held approximately 84.1% of the outstanding Units.


     The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York of Chicago, Illinois.

                                  RISK FACTORS

     Prospective investors should carefully consider the following factors, in addition to other matters set forth or incorporated in this Prospectus, prior to making an investment decision regarding the shares of Common Stock offered hereby.

Real Estate Investment Considerations

     General

     Income from real property investments, and the Company's resulting ability to make expected distributions to stockholders, may be adversely affected by the general economic climate, local conditions such as oversupply or a reduction in demand in the area, the attractiveness of the properties to tenants, tenant defaults, zoning or other regulatory restrictions, competition from other available real estate, the ability of the Company to provide adequate maintenance and insurance and increased operating costs (including insurance premiums and real estate taxes). The Company's income would also be adversely affected if tenants were unable to pay rent or the Company were unable to rent properties on favorable terms. In addition, certain expenditures associated with real estate investment (such as real estate taxes and maintenance costs) generally are not reduced when circumstances cause a reduction in income from the investment. Furthermore, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

     Renewal of Leases and Reletting of Space


     The Company will be subject to the risks that, upon expiration of leases, the leases may not be renewed, the space subject to such leases may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than expiring lease terms. If the Company were unable promptly to renew a significant number of expiring leases or promptly to relet the space covered by such leases, or if the rental rates upon such renewal or reletting were significantly lower than the then current rates, the Company's cash funds from operations and ability to make expected distributions to stockholders might be adversely affected. Leases with respect to approximately 11.9 million, 11.0 million and
10.1 million square feet of GLA expire in the remainder of 1999, in 2000 and in 2001, respectively.


     Potential Environmental Liability

     Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate may be liable for the costs of clean-up of certain conditions relating to the presence of hazardous or toxic materials on, in or emanating from the property, and any related damages to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of hazardous or toxic materials. The presence of such materials, or the failure to address such conditions properly, may adversely affect the ability to rent or sell the property or to borrow using the property as collateral. Persons who dispose of or arrange for the disposal or treatment of hazardous or toxic materials may also be liable for the costs of clean-up of such materials, or for related natural resource damages, at or from an off-site disposal or treatment facility, whether or not such facility is owned or operated by such persons. No assurance can be given that existing environmental assessments with respect to any of the Company's properties reveal all environmental liabilities, that any prior owner or operator of any of the properties did not create any material environmental condition not known to the Company or that a material environmental condition does not otherwise exist as to any one or more properties.

Limited Geographic Concentration


         Approximately 52.2% of the GLA of Properties owned by the Company as of September 30,1998 are located in the midwest region of the United States.
A fundamental element of the Company's growth strategy is to acquire additional properties in its current markets. Consequently, the Company may be dependent upon the demand for industrial space in those markets. The Company's revenues and the value of its properties may be affected by a number of factors in its current markets, including the local economic climate (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of, or reduced demand for, properties). Therefore, the Company's performance and its ability to make distributions to stockholders will likely be dependent, to a significant extent, on the economic conditions in its current markets.


Tax Risks

     Consequences of Failure to Qualify as a REIT


         The Company intends to operate so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Although the Company believes that it is organized and will operate in a manner so as to qualify as a REIT, qualification as a REIT involves the satisfaction of numerous requirements (some of which must be met on a recurring basis) established under highly technical and complex Code provisions of which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control. If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates and, unless entitled to relief under certain statutory provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years that follow. See "Certain Federal Income Tax Considerations."


     Effect of Distribution Requirements

     The Company could, in certain instances, have taxable income without sufficient cash to enable the Company to meet the distribution requirements of the REIT provisions of the Code. Accordingly, the Company could be required to borrow funds or sell properties on adverse terms in order to meet such distribution requirements. In addition, because the Company must distribute to its stockholders at least 95% of its REIT taxable income each year, the Company's ability to accumulate capital may be limited. Thus, it may be more dependent on outside sources of financing, such as debt financing or issuances of additional capital stock, in connection with future acquisitions. See "Federal Income Tax Considerations."

Restrictions on Transfer of Shares

     As noted below under "Restrictions on Transfer of Capital Stock," in order to maintain its qualification as a REIT under the Code, no more than 50% in value of the outstanding capital stock of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. Accordingly, the Company's Articles of Incorporation contain provisions restricting the ownership and transfer of the Company's capital stock.

Risks Associated with Debt Financing and Leverage; Collateralization and Cross-Collateralization

     General

     Where possible, the Company intends to continue to use leverage to increase the rate of return on its investments and to allow the Company to make more investments than it otherwise could. Such use of leverage presents an additional element of risk in the event that the cash flow from the Company's properties is insufficient to meet both debt payment obligations and the distribution requirements of the REIT provisions of the Code. To the extent the Operating Partnership determines to obtain additional debt financing in the future, it may do so through mortgages on some or all of its properties. These mortgages may be on recourse, non-recourse or cross-collateralized bases. Holders of indebtedness which is so secured will have a claim against these properties and to the extent indebtedness is cross-collaterized, lenders may seek to foreclose upon properties which are not the primary collateral for their loan, which may, in turn, result in acceleration of other indebtedness secured by properties. Foreclosure of properties would result in a loss of income and asset value to the Operating Partnership and the Company.

     Balloon Payments

     The Company is required to make lump-sum or "balloon" payments pursuant to the terms of certain of its indebtedness, including the Operating Partnership's:
$200 million aggregate principal amount of 7.60% Notes due 2028 (the "2028 Notes"), $100 million aggregate principal amount of 7.15% Notes due 2027 (the "2027 Notes"), $100 million aggregate principal amount of 7.50% Notes due 2017 (the "2017 Notes"), $100 million aggregate principal amount of 7 3/8% Notes due 2011 (the "Trust Notes"), $150 million aggregate principal amount of 7.60% Notes due 2007 (the "2007 Notes"), $150 million aggregate principal amount of 7.0% Notes due 2006 (the "2006 Notes"), $50 million aggregate principal amount of 6.90% Notes due 2005 (the "2005 Notes"), $100 million aggregate principal amount of 6 1/2% dealer remarketable securities due April 5, 2011 (the "Drs.") and a $300 million unsecured revolving credit facility (the "Acquisition Facility") under which the Company, through the Operating Partnership, may borrow to finance the acquisition of additional properties and for other corporate purposes, including working capital. The holders of the 2027 Notes have the right to require the Company to redeem through the Operating Partnership the 2027 Notes, in whole or in part, on May 15, 2002. The trust to which the Trust Notes were issued must exercise its right to require the Company, through the Operating Partnership, to redeem the Trust Notes on May 15, 2004 if the holder of a call option with respect to the Trust Notes fails to give written notice on or before May 1, 2004 that it intends to exercise such option. The Drs. are subject to mandatory redemption by the Operating Partnership under certain circumstances on April 5, 2001. The Acquisition Facility provides for the repayment of principal in a lump-sum or "balloon" payment at maturity in 2001 (subject to successive one-year extensions at the Operating Partnership's option, subject to certain conditions). The Company's ability to make required payments of principal on outstanding indebtedness, whether at maturity or otherwise, may depend on its ability either to refinance the applicable indebtedness or to sell properties. The Company has no commitments to refinance the 2005 Notes, the 2006 Notes, the 2007 Notes, the Trust Notes, the 2017 Notes, the 2027 Notes, the 2028 Notes, the Drs. or the Acquisition Facility. Certain existing debt obligations of the Company, through the Operating Partnership, are secured by its properties, and therefore such obligations will permit the lender to foreclose on those properties in the event of a default.

     No Limitation on Debt in Organizational Documents


     The Company currently has a policy of maintaining a ratio of debt to total market capitalization (i.e., total consolidated debt of the Company as a percentage of the aggregate market value of all outstanding shares of Common Stock, assuming the exchange of all Units for Common Stock, plus the aggregate stated value of all outstanding shares of preferred stock, plus total consolidated debt) which generally will not exceed 50% and a coverage ratio (computed as total revenues (excluding interest income on U.S. Government securities which collateralized the Company's $300 million Mortgage Loan (the "1994 Defeased Mortgage Loan"), which was defeased in April 1997 and subsequently repaid in full in January 1998, minus property expenses and general and administrative expenses divided by interest expense (excluding interest on the 1994 Defeased Mortgage Loan accruing after the date of defeasance) plus dividends on preferred stock) of at least 2.0:1. As of September 30, 1998, the Company's ratio of debt to total market capitalization was 43.5% and for the twelve months ended September 30, 1998 the Company's coverage ratio was 2.33. However, the organizational documents of the Company do not contain any limitation on the amount or percentage of indebtedness the Company may incur and the Company's Board of Directors has the power to alter the current policy. Accordingly, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's ability to make expected distributions to stockholders and in an increased risk of default on its obligations.


Rising Interest Rates

         The Acquisition Facility bears interest at a floating rate. Increases in the interest rate payable on balances outstanding under the Acquisition Facility would have an adverse effect on the Company's cash available for distribution.

Limits on Changes in Control

         Certain provisions of the Articles of Incorporation may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for the Company and thus inhibit a change in control of the Company and limit the opportunity for stockholders to receive a premium for their Common Stock over then-prevailing market prices. See "Certain Provisions of Maryland Law and the Company's Articles of Incorporation and Bylaws." These provisions include the following:

     Risks Associated with Preferred Stock


         Under its Articles of Incorporation, the Company has authority to issue up to 10,000,000 shares of Preferred Stock, par value $.01 per share (of which 1,650,000 shares of the Company's Series A Preferred Stock, 40,000 shares of the Company's Series B Preferred Stock, 20,000 shares of the Company's Series C Preferred Stock, 50,000 shares of the Company's Series D Preferred Stock and 30,000 shares of the Company's Series E Preferred Stock were outstanding on September 30, 1998), on such terms as may be authorized by the Board of Directors of the Company. The Board of Directors has also reserved 1,000,000 shares of Junior Participating Preferred Stock, par value $.01 per share (the "Junior Participating Preferred Stock"), of the Company for issuance pursuant to a shareholder rights plan adopted by the Board of Directors. The shareholder rights plan may discourage a third party from making an acquisition proposal and thus inhibit a change in control of the Company.


     Maryland Business Combination Law

         Under the Maryland General Corporation Law, as amended ("MGCL"), certain "business combinations" (including certain issuances of equity securities) between a Maryland corporation, such as the Company, and any person who beneficially owns 10% or more of the voting power of the corporation's shares (an

"Interested Stockholder") or, in certain circumstances, an associate or an affiliate thereof (as defined in the MGCL) are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors and approved by two super-majority stockholder votes unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares, in cash or in the same form as previously paid by the Interested Stockholder for its shares. The provisions of the MGCL do not apply to business combinations that are approved or exempted by the Board of Directors prior to the time that the Interested Stockholder becomes an Interested Stockholder. In addition, the Company's Articles of Incorporation exempt from these provisions of the MGCL any business combination in which there is no Interested Stockholder other than Jay H. Shidler, the Chairman of the Board of Directors of the Company, or any entity controlled by Mr. Shidler, unless Mr. Shidler is an Interested Stockholder without taking into account Mr. Shidler's ownership of shares of Common Stock of the Company and the right to acquire shares in an aggregate amount which does not exceed the number of shares which Mr. Shidler owned and had the right to acquire (including through the exchange of Units) at the time of the consummation of the Company's initial public offering.

     Maryland Control Share Acquisition Statute

         The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers of the corporation and by directors who are also employees of the corporation. If voting rights with respect to control shares have not been approved at a meeting of stockholders, then, subject to certain conditions and limitations, the issuer may redeem any or all of such control shares for fair value. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The Company's Bylaws contain a provision exempting any and all acquisitions of the Company's shares of capital stock from the control shares provisions of the MGCL. There can be no assurance that this provision will not be amended or eliminated in the future.

     Classified Board of Directors

         The Company's directors are divided into three classes by its Articles of Incorporation, with terms expiring over a three-year period. The classified board provision could make it more difficult and time consuming to remove the incumbent directors, thus discouraging a third party from attempting to take control of the Company.

Risks Associated with Dilution

         To the extent the Company issues Common Stock, the ownership interest of existing stockholders would be diluted.

Risks Associated with Possible Conflicts of Interest

     Competition from Other Business Interests of Certain Officers and Directors

         Entities affiliated with or controlled by certain officers and directors of the Company hold equity interests in industrial properties not owned by the Company. Some of these properties may compete with properties owned by the Company. There can be no assurance that decisions by officers and directors of the Company will fully represent the interests of stockholders of the Company rather than such individuals and their affiliates.

     Tax Consequences to Certain Officers and Directors

         Certain officers and directors of the Company own Units which may be exchanged for shares of Common Stock. Prior to the exchange of Units for Common Stock, officers and directors of the Company who own Units may suffer different and more adverse tax consequences than holders of Common Stock upon the sale of certain of the Company's properties, the refinancing of debt associated with those properties or in connection with a proposed tender offer or merger involving the Company and, therefore, such individuals and the Company, as partners in the Operating Partnership, may have different objectives regarding the appropriate terms of any such transaction.

Year 2000 Concerns


         The Year 2000 compliance issue concerns the inability of computerized information systems and non-information systems to accurately calculate, store or use a date after 1999. This could result in computer systems failures or miscalculations causing disruptions of operations. The Year 2000 issue affects almost all companies and organizations.

         The Company has discussed its software applications and internal operational programs with its current information systems' vendor and, based on such discussions, believes that such applications and programs will properly recognize calendar dates beginning in the year 2000. The Company is discussing with its material third-party service providers, such as its banks, payroll processor and telecommunications provider, their Year 2000 compliance and is assessing what effect their possible non-compliance might have on the Company. In addition, the Company is discussing with its material vendors the possibility of any interface difficulties and/or electrical or mechanical problems relating to the year 2000 which may affect properties owned by the Company. The Company has also surveyed substantially all of its tenants to determine the status of their Year 2000 compliance and what effect their possible non-compliance might have on the Company. The Company is currently processing the information obtained from such tenant surveys and remains in discussions with its material vendors and third-party service providers. Of the tenant surveys processed to date, all have stated that they are Year 2000 compliant or will be Year 2000 compliant by the end of 1999. The Company plans to complete its assessment of Year 2000 compliance by such parties by April 30, 1999. Until such time the Company cannot estimate any potential adverse impact resulting from the failure of tenants, vendors or third-party service providers to address their Year 2000 issues; however, to date, no significant Year 2000-related conditions have been identified.

         Because the Company's evaluation of its Year 2000 issues has been conducted by its own personnel or by its vendors in connection with their servicing operations, the Company believes that its expenditures for assessing its Year 2000 issues, though difficult to quantify, to date have not been material. In addition, the Company is not aware of any Year 2000-related conditions that it believes would likely require any material expenditures by the Company in the future.

         Based on its current information, the Company believes that the risk posed by any foreseeable Year 2000-related problem with its internal systems and the systems at its properties (including both information and non-information systems) or with its vendors or tenants is minimal. Year 2000-related problems with the Company's software applications and internal operational programs or with the electrical or mechanical systems at its properties are unlikely to cause more than minor disruptions in the Company's operations. The Company believes that the risk posed by Year 2000-related problems at certain of its third-party service providers, such as its banks, payroll processor and telecommunications provider, is marginally greater. However, based on its current information, the Company does not believe any such problems would have a material effect on its operations. Any Year 2000-related problems at such third-party service providers could delay the processing of financial transactions and the Company's payroll and could disrupt the Company's internal and external communications. At this time, the Company has not developed, and does not anticipate developing, any contingency plans with respect to Year 2000 issues. In addition, the Company has no plans to seek independent verification or review of its assessment of its Year 2000 issues. The Company does intend to com-plete its assessment of, and to continue to monitor, its Year 2000 issues and will develop contingency plans if, and to the extent, deemed necessary.

         While the Company believes that it will be Year 2000 compliant by December 31, 1999, there can be no assurance that the Company has been or will be successful in identifying and assessing Year 2000 issues, or that, to the extent identified, the Company's efforts to remediate such issues will be effective such that Year 2000 issues will not have a material adverse effect on the Company's business, financial condition or results of operation.


                           DESCRIPTION OF COMMON STOCK

         The description of the Company's Common Stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Articles of Incorporation and the Bylaws. All material terms of the Company's Common Stock are included in this Prospectus.

General


         Under the Articles of Incorporation, the Company has authority to issue 100 million shares of Common Stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. At December 31, 1998 the Company had outstanding 37,932,015 shares of Common Stock.


Terms

         Subject to the preferential rights of any other shares or series of stock (including Preferred Stock outstanding from time to time) and to the provisions of the Articles of Incorporation regarding Excess Stock, holders of shares of Common Stock will be entitled to receive dividends on shares of Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding up after payment of, or adequate provision for, all known debts and liabilities of the Company.

         Subject to the provisions of the Articles of Incorporation regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of Directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the Directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any Directors.

         Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

         Subject to the provisions of the Articles of Incorporation regarding Excess Stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

         Pursuant to the MGCL, a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Articles of Incorporation do not provide for a lesser percentage in such situations.

Restrictions on Ownership

         For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by individuals of the Company's outstanding equity securities. See "Restrictions on Transfer of Capital Stock."

Transfer Agent

         The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York.

Shareholder Rights Plan

         On September 4, 1997, the Board of Directors adopted a shareholder rights plan (the "Shareholder Rights Plan"). Under such plan, one right was attached to each outstanding share of Common Stock at the close of business on October 19, 1997, and one right will be attached to each share of Common Stock thereafter issued. Each right entitles the holder to purchase, under certain conditions, one one-hundredth of a share of Junior Participating Preferred Stock of the Company for $125.00. The rights may also, under certain conditions, entitle the holders to receive Common Stock, or common stock of an entity acquiring the Company, or other consideration, each having a value equal to twice the exercise price of each right ($250.00). The Company has designated 1,000,000 shares as Junior Participating Preferred Stock and has reserved such shares for issuance under the Shareholder Rights Plan. The rights are redeemable by the Company at a price of $.001 per right. If not exercised or redeemed, all rights expire on October 20, 2007. The description and terms of the rights are set forth in a Shareholder Rights Agreement between the Company and First Chicago Trust Company of New York.

                     CERTAIN PROVISIONS OF MARYLAND LAW AND
               THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

         The following summary of certain provisions of Maryland law and the Company's Articles of Incorporation and Bylaws does not purport to be complete and is qualified by reference to Maryland law and the Company's Articles of Incorporation and Bylaws.

Business Combinations

         Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder or, in certain circumstances, an associate or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Articles of Incorporation exempt from these provisions of the MGCL any business combination in which there is no Interested Stockholder other than Mr. Shidler or any entity controlled by Mr. Shidler unless Mr. Shidler is an Interested Stockholder without taking into account his ownership of shares of the Company's Common Stock and the right to acquire shares of the Company's Common Stock in an aggregate amount which does not exceed the number of shares of the Company's Common Stock which he owned and had the right to acquire (including through the exchange of Units) at the time of the consummation of the Company's initial public offering.

Control Share Acquisitions

         The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock that, if aggregated with all other shares of stock previously acquired by that person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power; (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

         A person who has made or proposes to make a control share acquisition may compel the board of directors, upon satisfaction of certain conditions (including an undertaking to pay expense), to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by statute, then subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights.

The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

         The control share acquisition statute does not apply to (i) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (ii) acquisitions approved or exempted by the Company's Articles of Incorporation or Bylaws.

         The Company's Bylaws contain a provision exempting any and all acquisitions of the Company's shares of capital stock from the control shares provisions of the MGCL. There can be no assurance that this provision will not be amended or eliminated in the future.

Amendment of Articles of Incorporation

         The Company's Articles of Incorporation, including its provisions on classification of the Board of Directors (discussed below), may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Meetings of Stockholders

         The Company's Bylaws provide for annual meetings of stockholders to be held on the third Wednesday in April or on any other day as may be established from time to time by the Board of Directors. Special meetings of stockholders may be called by (i) the Company's Chairman of the Board or the Company's President, (ii) a majority of the Board of Directors or (iii) stockholders holding at least 25% of the outstanding capital stock of the Company entitled to vote at the meeting.

         The Company's Bylaws provide that any stockholder of record wishing to nominate a director or have a stockholder proposal considered at an annual meeting must provide written notice and certain supporting documentation to the Company relating to the nomination or proposal not less than 75 days nor more than 180 days prior to the anniversary date of the prior year's annual meeting or special meeting in lieu thereof (the "Anniversary Date"). In the event that the annual meeting is called for a date more than seven calendar days before the Anniversary Date, stockholders generally must provide written notice within 20 calendar days after the date on which notice of the meeting is mailed to stockholders or the date of the meeting is publicly disclosed.

         The purpose of requiring stockholders to give the Company advance notice of nominations and other business is to afford the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the Board of Directors, to inform stockholders and make recommendations about the qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Company's Bylaws do not give the Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of the nominees or proposal might be harmful or beneficial to the Company and its stockholders.

Classification of the Board of Directors

         The Company's Bylaws provide that the number of directors of the Company may be established by the Board of Directors but may not be fewer than the minimum number required by Maryland law nor more than twelve. Any vacancy will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board of Directors. Pursuant to the terms of the Articles of Incorporation, the directors are divided into three classes. One class holds office for a term expiring at the annual meeting of stockholders to be held in 1999, and the other two classes hold office for terms expiring at the annual meetings of stockholders to be held in 2000 and 2001, respectively. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualified. The Company believes that classification of the Board of Directors will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors.

         The classified board provision could have the effect of making the removal of incumbent directors more time consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. Holders of shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of Common Stock will be able to elect all of the successors of the class of directors whose term expires at that meeting.

                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

         For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter tax year. See "Certain Federal Income Tax Considerations." To ensure that the Company remains a qualified REIT, the Company's Articles of Incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than an aggregate of 9.9% in value of the Company's capital stock. Any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the ownership limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of
Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. Capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the ownership limit will automatically be exchanged for shares of Excess Stock (as defined in the Company's Articles of Incorporation) that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the ownership limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and it will not be entitled to participate in the accumulation or payment of dividends or other distributions. A transferee of Excess Stock may, at any time such Excess Stock is held by the Company in trust, designate as beneficiary of the transferee stockholder's interest in the trust representing the Excess Stock any individual whose ownership of the capital stock exchanged into such Excess Stock would be permitted under the ownership limit, and may transfer such interest to such beneficiary at a price not in excess of the price paid by the original transferee-stockholder for the capital stock that was exchanged into Excess Stock. Immediately upon the transfer to the permitted beneficiary, the Excess Stock will automatically be exchanged for capital stock of the class from which it was converted. In addition, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the Company in trust, and, with respect to Excess Stock resulting from the attempted transfer of preferred stock of the Company, at any time when any outstanding shares of preferred stock of such series are being redeemed, to purchase all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of the price paid for the capital stock by the original transferee-stockholder and the market price (as determined in the manner set forth in the Articles of Incorporation) of the capital stock on the date the Company exercises its option to purchase or, in the case of a purchase of Excess Stock attributed to preferred stock which has been called for redemption, at its stated value, plus all accumulated and unpaid dividends to the date of redemption. The 90-day period begins on the date of the violative transfer if the original transferee-stockholder gives notice to the Company of the transfer or, if no such notice is given, the date the Board of Directors determines that a violative transfer has been made.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

         This section is a summary of the material federal income tax matters of general application pertaining to REITs under the Code. The discussion is based on current law and does not purport to deal with all aspects of federal income taxation that may be relevant to investors subject to special treatment under the federal income tax laws, such as tax-exempt investors, dealers in securities or foreign persons. The provisions of the Code pertaining to REITs are highly technical and complex and sometimes involve mixed questions of fact and law. In addition, this section does not discuss foreign, state or local taxation. The Company has received an opinion from Cahill Gordon & Reindel as to the conclusions of law expressed in this summary. Prospective investors should consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences specific to them of holding and disposing of the Common Stock.

Taxation of the Company

         In the opinion of Cahill Gordon & Reindel, commencing with its taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT under the Code, the Company's method of operation has enabled it to meet the requirements for qualification as a REIT under the Code, and, provided that the Company continues to satisfy the various requirements applicable under the Code to REITs, as described herein, it will continue to so qualify. Cahill Gordon & Reindel's opinion is based on various assumptions and is conditioned upon certain representations as to factual matters made by the Company and certain partnerships through which the Company holds substantially all of its assets (the "Partnerships"). Moreover, such qualification and taxation as a REIT depend upon the Company's ability to meet, as a matter of fact, through actual annual operating results, distribution levels, diversity of stock ownership and various other qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Cahill Gordon & Reindel. Accordingly, no assurance can be given that the actual results of the Company's operations for any one taxable year will satisfy such requirements.

         To qualify as a REIT under the Code for a taxable year, the Company must meet certain organizational and operational requirements, which generally require it to be a passive investor in real estate and to avoid excessive concentration of ownership of its capital stock. Generally, at least 75% of the value of the total assets of the Company at the end of each calendar quarter must consist of real estate assets, cash or governmental securities. The Company may not own more than 10% of the outstanding voting securities of any corporation and the value of any one issuer's securities may not exceed 5% of the Company's gross assets; shares of qualified REITs, qualified temporary investments and shares of certain wholly owned subsidiary corporations are exempt from these prohibitions. The Company holds assets through certain wholly owned subsidiary corporations and holds Preferred Stock interests in certain corporations; in the opinion of Cahill Gordon & Reindel, based on certain factual representations, these holdings do not violate the prohibition on ownership of voting securities. For each taxable year, at least 75% of a REIT's gross income must be derived from specified real estate sources and 95% must be derived from such real estate sources plus certain other permitted sources. Real estate income for purposes of these requirements includes gain from the sale of real property not held primarily for sale to customers in the ordinary course of business, dividends on REIT shares, interest on loans secured by mortgages on real property, certain rents from real property and certain income from foreclosure property. For rents to qualify, they may not be based on the income or profits of any person, except that they may be based on a percentage or percentages of gross income or receipts. Also, subject to certain limited exceptions, the REIT may not manage the property or furnish services to tenants except through an independent contractor which is paid an arm's-length fee and from which the REIT derives no income. However, a REIT may render a de minimis amount of otherwise impermissible services to tenants, or in connection with the management of property, and treat amounts received with respect to such property as rents from real property. Substantially all of the Company's assets are held through the Partnerships. In gen-eral, in the case of a REIT that is a partner in a partnership, applicable regulations treat the REIT as holding directly its proportionate share of the assets of the partnership and as being entitled to the income of the partnership attributable to such share.

         The Company must satisfy certain ownership restrictions that limit (i) concentration of ownership of the Company's capital stock by a few individuals and (ii) ownership by the Company of its tenants. The outstanding capital stock of the Company must be held by at least 100 stockholders. No more than 50% in value of the outstanding capital stock, including in some circumstances capital stock into which outstanding securities might be converted, may be owned actually or constructively by five or fewer individuals or certain other entities at any time during the last half of the Company's taxable year. Accordingly, the Company's Articles of Incorporation contain certain restrictions regarding the transfer of Common Stock, Preferred Stock and any other outstanding securities convertible into Common Stock when necessary to maintain the Company's qualification as a REIT under the Code. However, because the Code imposes broad attribution rules in determining constructive ownership, no assurance can be given that the restrictions contained in the Company's Articles of Incorporation will be effective in maintaining the Company's REIT status. See "Restrictions on Transfers of Capital Stock."

         So long as the Company qualifies for taxation as a REIT, distributes at least 95% of its REIT taxable income (computed without regard to net capital gain or the dividends paid deduction) for its taxable year to its stockholders annually and satisfies certain other distribution requirements, the Company itself will not be subject to federal income tax on that portion of such income distributed to stockholders. The Company will be taxed at regular corporate rates on all income not distributed to stockholders. The Company's policy is to distribute at least 95% of its taxable income. The Company may elect to pass through to its shareholders on a pro rata basis any taxes paid by the Company on its undistributed net capital gain income for the relevant tax year. REITs also may incur taxes for certain other activities or to the extent distributions do not satisfy certain other requirements.

         Failure of the Company to qualify during any taxable year as a REIT could, unless certain relief provisions were available, have a material adverse effect upon its stockholders. If disqualified for taxation as a REIT for a taxable year, the Company also would be disqualified for taxation as a REIT for the next four taxable years, unless the failure were considered to be due to reasonable cause and not willful neglect. The Company would be subject to federal income tax at corporate rates on all of its taxable income and would not be able to deduct any dividends paid, which could result in a discontinuation of or substantial reduction in dividends to stockholders. Dividends also would be subject to the regular tax rules applicable to dividends received by stockholders of corporations. Should the failure to qualify as a REIT be determined to have occurred retroactively in an earlier tax year of the Company, the imposition of a substantial federal income tax liability on the Company attributable to any nonqualifying tax years may adversely affect the Company's ability to pay dividends. In the event that the Company fails to meet certain income tests applicable to REITs, it may, generally, nonetheless retain its qualification as a REIT if it pays a 100% tax on the amount by which it failed to meet the relevant income test so long as such failure was considered to be due to reasonable cause and not willful neglect. Any such taxes would adversely affect the Company's ability to pay dividends and distributions.

                              SELLING STOCKHOLDERS


         The Selling Stockholders are those persons who (i) may receive Redemption Shares in exchange for Units, (ii) may receive shares of Common Stock pursuant to the Company's Deferred Income Plan and/or (iii) have already received Restricted Shares. Certain of the Selling Stockholders have received Units in connection with the contribution of properties, or interests therein, to the Operating Partnership; as of December 1, 1998, none of these Units has been exchanged for Redemption Shares. The following table provides, as of December 1, 1998, unless otherwise indicated, the names of each Selling Stockholder and the number of Registered Shares offered hereby by each Selling Stockholder. As the Company is not obligated to issue Common Stock upon redemption of the Units and the Selling Stockholders may sell all, some or none of the Registered Shares, no estimate can be made of the aggregate number of
 Registered Shares that are to be offered hereby, or the aggregate number of shares of Common Stock that will be owned by each Selling Stockholder upon completion of the offering to which this Prospectus relates. The number of shares in the column "Number of Shares Offered Hereby" includes, as applicable,
(i) the number of Restricted Shares which the Selling Stockholder has received ,
(ii) the number of DIP Shares the Selling Stockholder may receive, and (iii) the number of Redemption Shares the Selling Stockholder may receive in exchange for Units. Amounts shown in the "Number of Shares and Units Owned Before the Offering" represent the number of securities shown in the column "Number of Shares Offered Hereby" plus shares of Common Stock and Units held by the Selling Stockholders that are not covered by the registration statement of which this prospectus forms a part.

         The Registered Shares offered by this Prospectus may be offered from time to time by the Selling Stockholders named below:


                                                            Number of Shares and Units Owned         Number of Shares Offered
Name                                                              Before the Offering                         Hereby
-----------------------------------------------------    ---------------------------------------    ---------------------------

D.W. Sivers Co.                                          118,765                                    118,265 (1)
Sivers Investment Partnership                            283,500                                    283,500 (1)
Sivers Family Real Property LLC                          12,062                                     12,062 (1)
Dennis W. Sivers                                         27,636                                     27,636 (1)
W.C. Sivers Marital Trust u/w/d                          14,020                                     14,020 (1)

   February 20, 1981

Donald C. Thompson                                       39,243                                     719 (2)
Jack Kulka                                               330                                        330 (3)
Babette Kulka                                            330                                        330 (3)
James J. Warfield                                        330                                        330 (3)
Robert Stein, Trustee u/a/d 5/21/96
   f/b/o Robert Stein                                    63,630                                     6,852 (4)
S. Larry Stein                                           63,630                                     6,852 (4)
Leland A. and Margery Ann Hodges                         60,000                                     60,000 (5)
Ester Fried (6)                                          3,177                                      3,177 (6)
Michael T. Tomasz, trustee of The Michael                549,464                                    31,841 (7)
   T. Tomasz Trust u/a 2/5/90
Michael W. Brennan (8)                                   225,545                                    3,803 (9)
Michael J. Havala (10)                                   147,607                                    1,681 (7)
Gary Heigl (11)                                          104,217                                    840 (7)
Johannson Yap (12)                                       127,836                                    1,345 (7)
Randall L. Axelson                                       1,327                                      1,250 (7)
Michael Gantos                                           827                                        750 (7)
Eileen Millar                                            22,287                                     1,750 (7)
James D. Carpenter                                       24,500                                     1,000 (7)
A. Scott McGregor                                        29,500                                     700 (7)
Michelle Corey                                           300                                        300 (7)
Donald Stoffle                                           11,100                                     100 (7)


                                      -14-

Bernie Bak                                               15,250                                     250 (7)
Todd Geller                                              20,100                                     500 (7)
Jan Burman                                               622,973                                    2,700 (7)
Duane Lund                                               26,651                                     5,200 (7)
Donald C. Petersen                                       4,650                                      650 (7)
Lisa Weinstein                                           700                                        400 (7)
--------------------


(1) Represents Redemption Shares that may be received in exchange for Units which were issued as consideration for the contribution of certain real estate to the Company on August 31, 1998.

(2) Represents Redemption Shares that may be received in exchange for Units which were issued as consideration for the contribution of certain real estate to the Company on July 16, 1998.


(3) Represents Redemption Shares that may be received in exchange for Units which were issued as consideration for the contribution of certain real estate to the Company on October 21, 1998.

(4) Represents Redemption Shares that may be received in exchange for Units which were issued as consideration for the contribution of certain real estate to the Company on October 30, 1998.

(5) Represents Redemption Shares that may be received in exchange for Units which were issued as consideration for the contribution of certain real estate to the Company on November 5, 1998.

(6) Represents Redemption Shares that may be received in exchange for Units which were issued as consideration for the contribution of real estate to the Company on January 30, 1998.

(7)  Represents Restricted Shares.

(8) Mr. Brennan is President, Chief Executive Officer and a Director of the Company..

(9)  Represents 2,185 Restricted Shares and 1,618 DIP Shares.

(10) Mr. Havala is Chief Financial Officer, Treasurer and Secretary of the Company.

(11) Mr. Heigl is Chief Operating Officer of the Company.

(12) Mr. Yap is Chief Investment Officer of the Company.

                              PLAN OF DISTRIBUTION


         This Prospectus relates to the offer and sale from time to time of Registered Shares by the holders thereof. The Company is registering the Registered Shares for sale to provide the holders thereof with freely tradable securities, but the registration of such shares does not necessarily mean that any of such shares will be issued by the Company or offered or sold by the Selling Stockholders. The Company will not receive any proceeds from the offering by the Selling Stockholders of the Registered Shares.

         The Selling Stockholders may, from time to time, offer the Registered Shares in one or more transactions (which may involve block transactions) on the NYSE or otherwise, in secondary distributions pursuant to and in accordance with the rules of the NYSE, in the over-the-counter market, in negotiated transactions, through the writing of options on the Registered Shares (whether such options are listed on an options exchange or otherwise), or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In addition, any Registered Shares that qualify for sale under Rule
144 under the Securities Act may be sold under that rule rather than pursuant to this Prospectus.

         The Selling Stockholders may effect such transactions by selling Registered Shares to or through broker-dealers or through other agents, and such broker-dealers or agents may receive compensation in the form of commissions from the Selling Stockholders, which will not exceed those customary in the types of transactions involved, and/or the purchasers of Registered Shares for whom they may act as agent. The Selling Stockholders and any dealers or agents that participate in the distribution of Registered Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of Registered Shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

         In the event of a "distribution" of the Registered Shares, Selling Stockholders, any selling broker-dealer or agent and any "affiliated purchasers" may be subject to Regulation M under the Exchange Act, which would prohibit, with certain exceptions, each such person from bidding for or purchasing any security which is the subject of such distribution until his participation in that distribution is completed. In addition, Regulation M under the Exchange Act prohibits certain "stabilizing bids" or "stabilizing purchases" for the purpose of pegging, fixing or stabilizing the price of Common Stock in connection with this offering.

         At a time a particular offer of Registered Shares is made, a Prospectus Supplement, if required, will be distributed that will set forth the name or names of any dealers or agents and any commissions and other terms constituting compensation from the Selling Stockholders and any other required information. The Registered Shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

         In order to comply with the securities laws of certain states, if applicable, the Registered Shares, may be sold only through registered or licensed brokers or dealers or, if required, an exemption from issuer-dealer registration is perfected.

         The Restricted Shares consist of Common Stock previously issued to the Selling Stockholders in private placements exempt from the registration requirements of the Securities Act. The Redemption Shares consist of Common Stock which may be issued to Selling Stockholders upon redemption by the Company of Units previously issued to such persons in private placements exempt from the registration requirements of the Securities Act.

         The Company may from time to time issue up to 534,073 Redemption Shares upon the acquisition of the Units tendered for redemption. The Company will acquire one Unit from a Selling Stockholder in exchange for each Redemption Share that the Company issues in connection with these acquisitions. Consequently, with each redemption, the Company's interest in the Operating Partnership will increase.

         Pursuant to various registration rights agreements for the benefit of certain Selling Stockholders, the Company has agreed to pay all expenses of effecting the registration of the Registered Shares offered hereby (in each case, other than underwriting discounts and commissions, fees and disbursements of counsel, accountants or others representing the limited partner and transfer taxes, if any) and has agreed to indemnify each holder of such Registered Shares and its officers and directors and any person who controls any holder against certain losses, claims, damages and expenses arising under the securities laws.


                                     EXPERTS


         The consolidated balance sheets as of December 31, 1997 and 1996 and the consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997, and the consolidated financial statement schedule as of December 31, 1997 of the Company, and the combined historical statements of revenues and certain expenses of the 1997 Acquisition V Properties, the 1997 Acquisition VI Properties, the 1997 Acquisition VII Properties and the 1997 Acquisition VIII Properties (as defined in the Company's Current Report on Form 8-K/A No.1 filed January 22, 1998 and Form 8-K/A No.2 filed February 26, 1998) for the year ended December 31, 1996 , the combined statement of revenues and certain expenses of the 1998 Acquisition I Properties (as defined in the Company's Current Report on Form 8-K/A No.1 filed June 16, 1998) for the year ended December 31, 1997 and the combined historical statement of revenues and certain expenses of the 1998 Acquisition II Properties (as defined in the Company's Current Report on Form 8-K/A No.1 filed January 11, 1999) for the year ended December 31, 1997 incorporated by reference in the Registration Statement, have been incorporated herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.




                                  LEGAL MATTERS

         Certain legal matters will be passed upon for the Company by Cahill Gordon & Reindel (a partnership including a professional corporation), New York, New York. Cahill Gordon & Reindel will rely as to all matters of Maryland law on the opinion of McGuire, Woods, Battle & Boothe, L.L.P., Baltimore, Maryland.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities registered hereby, which will be borne by the Company:


         Securities and Exchange Commission registration fee......$ 4,567
         NYSE fee.................................................  3,500
         Legal fees and expenses.................................. 55,000
         Accounting fees and expenses.............................  5,000
                                                                   ------
         Total....................................................$68,067
                                                                  =======


Item 15.  Indemnification of Directors and Officers.


         The Company's Articles of Incorporation and Bylaws provide certain limitations on the liability of the Company's directors and officers for monetary damages to the Company. The Articles of Incorporation and Bylaws obligate the Company to indemnify its directors and officers, and permit the Company to indemnify its employees and other agents, against certain liabilities incurred in connection with their service in such capacities. These provisions could reduce the legal remedies available to the Company and its stockholders against these individuals. The provisions of Maryland law provide for the indemnification of officers and directors of a company under certain circumstances.


Item 16.  Exhibits.

Exhibit
Number                  Description

4.2 Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 10-Q of the Company for the fiscal quarter ended June 30, 1996, File No. 1-13102).

4.3 Amended and Restated Bylaws of the Company, dated September 4, 1997 (incorporated by reference to Exhibit 1 of the Company's Form 8-K dated September 4, 1997 as filed on September 29, 1997, File No. 1-13102).

4.4 Rights Agreement, dated as of September 16, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 99.1 of Form 8-A12B as filed on September 24, 1997, Registration No. 333-29879, File No. 1-13102).

5* Opinion of Cahill Gordon & Reindel, counsel to the Registrant, as to the legality of the securities being registered, together with the opinion of McGuire, Woods, Battle & Boothe, L.L.P.

8* Opinion of Cahill Gordon & Reindel, counsel to the Registrant, as to certain tax matters.

23.1* Consent of PricewaterhouseCoopers LLP.

23.2* Consent of Cahill Gordon & Reindel (included in Exhibit 5 and Exhibit 8).

23.3* Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in Exhibit
     5).

24+  Powers of Attorney

-----------------------


*        Filed herewith

+        Previously filed.

Item 17.  Undertakings.

(a)      The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the undersigned registrant pursuant to
     Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on February 17, 1999.


                       FIRST INDUSTRIAL REALTY TRUST, INC.

                       By:    /s/ Michael J. Havala
                             ----------------------------------------
                             Name: Michael J. Havala
                             Title:  Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                  Signature                               Title                          Date
                  ---------                               -----                          ----

                    *                        Principal Executive                February 17, 1999
------------------------------------         Officer and Director
Michael  W. Brennan

/s/  Michael J.  Havala                      Principal Financial and            February 17, 1999
------------------------------------         Accounting Officer
Michael J. Havala


------------------------------------         Director                           February 17, 1999
Michael G. Damone


                    *
------------------------------------         Director                           February 17, 1999
John L. Lesher

                    *                        Director                           February 17, 1999
------------------------------------
Kevin W. Lynch

                    *                        Director                           February 17, 1999
------------------------------------
John E. Rau

                    *                        Chairman of the Board of           February 17, 1999
------------------------------------         Directors
Jay H. Shidler


------------------------------------         Director                           February 17, 1999
Robert J. Slater


------------------------------------         Director                           February 17, 1999
J. Steven Wilson


*By:  /s/ Michael J. Havala
------------------------------------
         Michael J. Havala
         Attorney-in-Fact

                                  EXHIBIT INDEX


Exhibit
Number                  Description                                       Page

4.2 Amended and Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Form 10-Q of the Company for the fiscal quarter ended June 30, 1996, File No. 1-13102).

4.3 Amended and Restated Bylaws of the Company, dated September 4, 1997 (incorporated by reference to Exhibit 1 of the Company's Form 8-K dated September 4, 1997 as filed on September 29, 1997, File No. 1-13102).

4.4 Rights Agreement, dated as of September 16, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to Exhibit 99.1 of Form 8-A12B as filed on September 24, 1997, Registration No. 333-29879, File No. 1-13102).

5* Opinion of Cahill Gordon & Reindel, counsel to the Registrant, as to the legality of the securities being registered, together with the opinion of McGuire, Woods, Battle & Boothe, L.L.P.

8* Opinion of Cahill Gordon & Reindel, counsel to the Registrant, as to certain tax matters.


23.1* Consent of PricewaterhouseCoopers LLP.


23.2* Consent of Cahill Gordon & Reindel (included in Exhibit 5 and Exhibit 8).

23.3* Consent of McGuire, Woods, Battle & Boothe, L.L.P. (included in Exhibit
     5).


24+  Powers of Attorney

------------------------


*         Filed herewith.

+        Previously filed.